April 25, 2025

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Charles Eastman

Ernest Greene

Sarah Sidwell

Geoffrey Kruczek

Re:	Welsbach Technology Metals Acquisition Corp. Amendment No. 3 Registration Statement on Form S-4 Filed on April 25, 2025 File No. 333-283119

On behalf of Welsbach Technology Metals Acquisition Corp. (“WTMA”), Evolution Metals LLC (“EM”), Critical Mineral Recovery, Inc. (“CMR”), Handa Lab Co., Ltd. (“Handa Lab”), KMMI Inc. (“KMMI”), KCM Industry Co., Ltd. (“KCM”) and NS World Co., Ltd. (“NS World” and collectively with WTMA, EM, CMR, Handa Lab, KMMI and KCM, the “Co-Registrants,” “we,” “our” or “us”), we transmit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated February 19, 2025 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 3, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 filed February 10, 2025

General

1.	We note that you have removed the “controlled company” disclosure throughout your registration statement. Following the completion of the business combination, it appears that David Wilcox will hold 59.4% of the voting power of New EM. Please reinstate the “controlled company” disclosure or advise.

Response: We respectfully acknowledge the Staff’s comment and have reinstated the “controlled company” disclosure on pages 98-99 and 130 of Amendment No. 3 accordingly.

April 25, 2025

Beneficial Ownership of Securities, page 460

2.	We note your response to our Comment 43 from our December 10, 2024 letter. Please advise as to whether you have received a response regarding the voting and/or dispositive power of the securities owned by Springrock Management Inc. and Broughton Capital Group. If not, please tell us what additional attempts you have made to obtain the information requested by that comment.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that we have received responses from Springrock Management Inc. and Broughton Capital Group and have revised the disclosure on page 455 of Amendment No. 3 accordingly.

Index to Financial Statements, page F-1

3.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X.

Response: We respectfully acknowledge the Staff’s comment and have filed updated financial statements with Amendment No. 3 in accordance with the updating requirements of Rule 3-12 of Regulation S-X and have updated the related financial information throughout the Amendment No. 3 accordingly.

Exhibits

4.	We note that you have provided a “form of” tax opinion as exhibit 8.1. Please file the actual signed, dated tax opinion, not merely the form.

Response: We respectfully acknowledge the Staff’s comment and have filed the signed, dated tax opinion as exhibit 8.1 to Amendment No. 3 accordingly.

April 25, 2025

If you have any questions regarding the foregoing or Amendment No. 3, please contact the undersigned at (251) 280-1980 or Craig D. Linder at (877) 541-3263.

Sincerely,

/s/ Christopher Clower
Christopher Clower
Chief Operating Officer

cc:	Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

Laura Anthony, Esq./Anthony, Linder & Cacomanolis, PLLC

Christopher Clower, Welsbach Technology Metals Acquisition Corp

Joel May, Jones Day

Thomas Short, Jones Day